UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Charles & Colvard, Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

159765106
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Ollin B. Sykes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,099,104 (1)
	6	SHARED VOTING POWER 45,787 (2)
	7	SOLE DISPOSITIVE POWER 2,099,104 (1)
	8	SHARED DISPOSITIVE POWER 45,787 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,144,891
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% (3)
12	TYPE OF REPORTING PERSON IN

(1)	Includes (a) options to purchase 187,740 shares of common stock exercisable within 60 days of the date of this filing; (b) 880,002 shares held by the Sykes & Company Profit Sharing Plan and Trust, of which Mr. Sykes is the trustee; and (c) 1,031,362 shares held in a margin account.

(2)	Includes 45,787 shares of common stock held by Mr. Sykes’s spouse. Mr. Sykes disclaims beneficial ownership of all of these securities, except to the extent of his pecuniary interest therein.

(3)	Based upon 29,202,785 shares of common stock outstanding as of January 29, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on February 4, 2021.

Item 1.

(a)	Name of Issuer:

Charles & Colvard, Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

170 Southport Drive, Morrisville, NC 27560

Item 2

(a)	Name of Person Filing:

Ollin B. Sykes

(b)	Address of Principal Business Office or, if none, Residence:

Ollin B. Sykes, c/o Charles & Colvard, Ltd., 170 Southport Drive, Morrisville, NC 27560

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, no par value per share (“Common Stock”)

(e)	CUSIP Number:

159765106

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable. This Schedule 13G/A is filed pursuant to Rule 13d-1(d) under the Act.

Item 4.	Ownership.

The information required by this item with respect to the reporting person is set forth in rows 5 through 9, inclusive, and row 11 (including the footnotes thereto) of the cover page to this Schedule 13/A and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

OLLIN B. SYKES

/s/ Ollin B. Sykes
Ollin B. Sykes